Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182302

October 9, 2012

METHES ENERGIES INTERNATIONAL LTD.

On October 5, 2012, Methes Energies International Ltd. filed Amendment No. 4 to its Registration Statement on Form S-1 (Commission File No. 333-182302) (the “Registration Statement”) to update certain terms of its initial public offering and related disclosures. The following information supplements and updates the information contained in the preliminary prospectus dated October 5, 2012 included in Amendment No. 4 to the Registration Statement relating to these securities and should be read together with that prospectus, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1436549/000093041312005610/c70065_s1a.htm

Research and development:

During the three months ended August 31, 2012 Methes sharply increased research and development activities at its Mississauga facility in order to develop evaporators for the Denami 3000 processors recently installed at its Sombra facility. While Methes already recaptures methanol from the biodiesel produced at Mississauga, the new evaporators at Sombra would allow Methes to also recapture methanol from the glycerin produced as a by-product of its biodiesel production. These research and development activities resulted in the curtailment of biodiesel production to allow glycerin to be run through the Denami 600 processor at Mississauga and to develop, refine and test the procedures for recapturing methanol from glycerin. Recapturing methanol for reuse in biodiesel production is expected to result in significant future cost saving for Methes.

Reduced biodiesel production and increased labor costs:

As a result of the research and development activities described above, biodiesel production at Mississauga was reduced to approximately 104,000 gallons during the three months ended August 31, 2012 from approximately 178,000 gallons produced in the three months ended May 31, 2012. Reduced production coupled with the lower prices mentioned below are expected to result in a significant reduction in revenues for the third quarter. In addition, our labor costs have increased in the third quarter as a result of the hiring of additional personnel in anticipation of full-scale production beginning at our Sombra plant.

Lower biodiesel prices:

Biodiesel prices averaged approximately $4.21 per gallon in the three months ended August 31, 2012 compared to $5.51 per gallon in the comparable period in 2011 and $4.44 per gallon in the three months ended May 31, 2012. Lower prices are expected to prevail for at least the balance of this fiscal year and may fall further due to a further decrease in RIN values.

Summary statement of operations data:

As a result of the use of the Mississauga facility for research and development and the resultant reduced biodiesel production and lower biodiesel prices, in the three months ended August 31, 2012, net sales are expected to decline to approximately $800,000 for the quarter. Primarily as a result of certain one time charges, lower biodiesel production, lower biodiesel prices, research and development expense and increased labor costs for newly hired personnel at Sombra in the three months ended August 31, 2012, net loss and net loss per share may be as high as approximately $1.8 million and $0.31, respectively, although net loss and net loss per share may be reduced by the capitalization of certain research and development expenditures, by charging against the proceeds of the initial public offering certain related offering expenses and by the treatment of the transfer of penalty shares from one shareholder to another shareholder in the third quarter as a reduction in the net proceeds of a prior securities offering, rather than as expenses incurred in the three months ended August 31, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus relating to this offering may be obtained directly from the Paulson Investment Company, telephone: (503) 243-6000. The latest prospectus is also available at the following link: http://www.sec.gov/Archives/edgar/data/1436549/000093041312005610/c70065_s1a.htm